SULTAN MINERALS INC. SUL-TSX VENTURE
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 Email: Investor@langmining.com

January 12, 2004

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741

Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

SULTAN MINERALS INC.

Shannon Ross

dlw 1/20

Shannon M. Ross,
Corporate Secretary

Encl.

United States Sec Filing

January 12, 2004

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Release

1. Sultan Minerals Third Quarter Results – dated December 1, 2003
2. Sultan Minerals Expands Gold Mineralization at Kena – dated December 4, 2003

Correspondence with Securities Commission(s)

1. Interim Financial Statements for period ended September 30, 2003 – Filed December 1, 2003
3. Confirmation of Mailing for September 30, 2003, Interim Financials
4. Form 45-102F2 – dated December 23, 2003 regarding December 22, 2003 distribution of securities

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. "*Exchange Issuer*" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
(d) The discussion must be factual, balanced and non-promotional.
(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
  i. the name of the person;
  ii. the amount paid during the reporting period; and
  iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT YY MM DD
SULTAN MINERALS INC.			SEPT 30, 2003	2003 DEC 1
ISSUER ADDRESS				
SUITE 1400 – 570 GRANVILLE STREET				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 3P1	604-687 4212	604-687 4622
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
SHANNON ROSS		SECRETARY		604-687-4622
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
invrel@langmining.com		www.sultanminerals.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
"ARTHUR G. TROUP"	ARTHUR G. TROUP	2003 DEC 1
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
"SARGENT H. BERNER"	SARGENT H. BERNER	2003 DEC 1

SULTAN MINERALS INC.
FINANCIAL STATEMENTS
September 30, 2003
(unaudited – prepared by management)

SULTAN MINERALS INC.

(an exploration stage company)

Balance Sheets

(unaudited – prepared by management)

	September 30, 2003	December 31, 2002
Assets		
Current assets		
Cash and cash equivalents	$ 387,406	$ 492,642
Restricted cash	205,963	--
Accounts receivable	7,146	33,858
Due from related parties (Note 5)	78,588	71,321
Prepaid expenses	28,167	20,689
	707,270	618,510
Mineral property interests (see schedule) (Note 2)	4,329,799	4,181,978
Investments (Note 3)	3,913	3,913
Equipment	1,347	2,855
Reclamation bonds	26,500	26,500
	$ 5,068,829	$ 4,833,756
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 42,376	$ 240,908
Due to related parties (Note 5)	--	5,626
	42,376	246,534
Shareholders' equity		
Share capital (Note 4)	12,825,653	12,117,977
Contributed surplus	19,752	19,752
Deficit	(7,818,952)	(7,550,507)
	5,026,453	4,587,222
	$ 5,068,829	$ 4,833,756

Subsequent events (Note 7)

See accompanying notes to financial statements.

Approved by the Directors

Arthur G. Troup

Frank A. Lang

SULTAN MINERALS INC.

(an exploration stage company)

Statements of Operations and Deficit
(unaudited – prepared by management)

	Three months ended September 30, 2003	Three months ended September 30, 2002	Nine months ended September 30, 2003	Nine months ended September 30, 2002
Expenses				
Amortization	$ 504	$ --	$ 1,511	$ --
Legal, accounting and audit	2,366	6,428	28,129	22,640
Office and administration	4,723	4,730	23,239	11,447
Salaries and benefits	21,413	42,275	117,628	130,319
Shareholder communications	25,507	25,094	86,483	110,551
Management fees	7,500	--	22,500	--
Property investigations	1,269	454	3,993	13,088
Travel	--	3,453	8,570	6,169
Project operator overhead recovery	--	(5,227)	(6,671)	(5,227)
Interest and other income	(3,699)	(1,364)	(16,937)	(5,821)
	59,583	75,843	268,445	283,166
Loss for the period	(59,583)	(75,843)	(268,445)	(283,166)
Deficit, beginning of period	(7,759,369)	(7,470,242)	(7,550,507)	(7,262,919)
Deficit, end of period	$(7,818,952)	$(7,546,085)	$(7,818,952)	$(7,546,085)
Loss per share, basic and diluted	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	38,325,885	34,000,663	36,959,390	33,410,664

See accompanying notes to financial statements.

SULTAN MINERALS INC.

(an exploration stage company)

Statements of Cash Flows

(unaudited – prepared by management)

	Three months ended September 30, 2003	Three months ended September 30, 2002	Nine months ended September 30, 2003	Nine months ended September 30, 2002
Cash provided by (used for):				
Operations				
Loss for the period	$ (59,583)	$ (75,843)	$ (268,445)	$ (283,166)
Items not involving cash				
Amortization	504	--	1,511	--
Stock option compensation	--	--	--	9,737
	(59,079)	(75,843)	(266,934)	(273,429)
Changes in non-cash working capital				
Accounts receivable	2,150	(98,827)	26,712	(43,909)
Due from related parties	(44,774)	--	(12,893)	--
Prepaid Expenses	1,872	--	(7,478)	--
Reclamation deposits	--	(12,500)	--	(12,500)
Accounts payable and accrued liabilities	(11,274)	41,868	(198,536)	11,290
	(111,105)	(145,302)	(459,129)	(318,548)
Investing activities				
Mineral property interests				
Acquisition costs	(5,016)	(3,054)	(21,406)	(25,997)
Exploration and development costs	(82,017)	(463,936)	(91,964)	(823,543)
Equipment	--	--	--	(2,030)
	(87,033)	(466,990)	(113,370)	(851,570)
Financing activities				
Common shares issued for cash	231,826	74,140	673,226	248,890
Increase (decrease) in cash, restricted cash and cash equivalents during the period	33,688	(538,152)	100,727	(921,228)
Cash, restricted cash, and cash equivalents, beginning of period	559,681	886,373	492,642	1,269,449
Cash, restricted cash, and cash equivalents, end of period	$ 593,369	$ 348,221	$ 593,369	$ 348,221
Supplemental information				
Shares issued for mineral property interests	$ 9,750	$ --	$ 34,450	$ 31,900
Shares issued for corporate finance fee	--	--	10,500	--

See accompanying notes to financial statements.

The accompanying financial statements for the interim periods ended September 30, 2003 and 2002, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but, in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters which would be included in full year financial statements, and therefore should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2002.

1. Going concern and nature of operations

Sultan Minerals Inc. (the "Company") is incorporated in the Province of British Columbia under the Company Act (British Columbia), and its principal business activity is the exploration and development of mineral properties.

These financial statements are prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements. The Company has working capital as at September 30, 2003, of $664,894.

Without continuing external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there will always be substantial doubt as to the Company's ability to operate as a going concern. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future. The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

2. Mineral property interests

Kinross Agreement

In September 2002, the Company entered into an agreement (the "Agreement") with Kinross Gold Corporation ("Kinross") where Kinross undertook to fund not less than $500,000 in expenditures on or before December 31, 2002, and an additional $500,000 in expenditures by September 4, 2003, on the Kena Gold Property. These expenditures were the first stage in an option agreement whereby Kinross could have earned a 60% interest in the Kena Gold Property by incurring further expenditures of $9 million over a five-year period ending September 30, 2007. Under this agreement, expenditures of $3 million were to be incurred by September 4, 2005.

The Company acted as project operator and manager and received a project operator overhead recovery fee of 10% of the direct costs incurred over the period to September 4, 2003. Kinross could then elect to assume the role of manager and collect a similar management fee, not to exceed 10% of direct costs. Should Kinross have elected to continue to incur expenditures after the first year of the Agreement, Kinross was to make annual cash payments to the Company in the amount of $250,000 at the beginning of the second, third, fourth and fifth anniversaries of the Agreement.

2. Mineral property interests (continued)

Kinross Agreement (continued)

In June 2003 the Company and Kinross mutually agreed to terminate the Agreement in order to facilitate the continued exploration and development of the Kena Property. The Company accepted from Kinross 50% of the outstanding balance of the minimum expenditure commitment.

Athabasca Claim Group

The Company entered into an option agreement to acquire the Athabasca Claim Group property consisting of ten reverted crown grants and three located claims, located near Nelson, British Columbia (the "Property"). The agreement allows the Company to obtain a 100% interest in and to the Property by making payments of $50,000 and issuing 200,000 common shares (50,000 issued) to the Optionor over a three-year period. Upon completion of the obligations, the Company will hold a 100% interest in the Property subject only to a 3.0% Net Smelter Return royalty from the production of gold and silver and a 1.5% Net Smelter Return royalty from the production of other metals (collectively the "NSR"). The Company has the right to purchase 67% of the NSR by the payment of $1,000,000 to the Optionor upon the commencement of commercial production; and

Manitoba Mineral Lease

The Company acquired a 30,000 hectare mineral lease in northern Manitoba.

3. Investments

	Number of Shares	Book Value September 30, 2003	Book Value September 30, 2002
Emgold Mining Corporation	6,020	$ 3,913	$ 3,913

The quoted market value of the above securities as at September 30, 2003, was $5,358 (2002 - $963).

4. Share capital

The authorized share capital of the Company consists of 500,000,000 common shares without par value and 50,000,000 preferred shares without par value.

Common shares issued and outstanding are as follows:

	Number of Shares	Amount
Balance, December 31, 2002	34,902,194	$12,117,977
Issued for cash		
Stock options exercised at $0.15	15,000	2,250
Private placement at $0.20, less share issue costs	2,500,000	428,650
Private placement of flow-through shares at $0.20, less share issue costs	1,250,000	231,826
Issued for non-cash items		
Kena property payment at $0.21	50,000	10,500
Starlight claim group payment at $0.185	20,000	3,700
Athabasca property payment at $0.21	50,000	10,500
Silver King property payment at $0.195	50,000	9,750
Corporate finance fee at $0.21	50,000	10,500
Fractional rounding adjustment	137	--
Balance, September 30, 2003	38,887,331	$12,825,653

(a) Stock options

The Company approved a stock option plan at its annual general meeting of shareholders held in June 2003. The plan allows for the issuance of up to 7,513,438 stock options. Prior to the adoption of the stock option plan, the Company followed the policies of the TSX Venture Exchange, which allowed for the issuance of up to 10% of the issued and outstanding shares, or at September 30, 2002, 3,006,000 stock options outstanding out of a possible 3,438,021 stock options available for grant. At September 30, 2003, there were 2,891,000 stock options outstanding at a price determined by the fair market value of the shares at the date of grant. The options currently outstanding are exercisable for periods up to five years.

(b) Share purchase warrants

At September 30, 2003, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
300,000	0.30	October 9, 2003
500,000	0.32	January 18, 2004
150,000	0.28	January 18, 2004
1,625,000	0.25	September 30, 2004
750,000	0.24	February 11, 2005
3,325,000		

5. Related party transactions and balances

Services rendered:	Nine months ended September 30 2003	2002
Cream Minerals Ltd.	$ 3,312	$ --
LMC Management Services Ltd.	$ 215,653	$ 188,452
Lang Mining Corporation	$ 22,500	$ --
Legal fees	$ 16,282	$ 5,855

	September 30, 2003	December 31, 2002
Receivable from:		
Cream Minerals Ltd.	$ 3,540	$ 515
ValGold Resources Ltd.	$ --	$ --
LMC Management Services Ltd.	$ 75,048	$ 70,806
	$ 78,588	$ 71,321
(Payable) to:		
Lang Mining Corporation	$ --	$ (1,511)
ValGold Resources Ltd.	$ --	$ (4,115)
	$ --	$ (5,626)

6. Comparative figures

Where necessary, comparative figures have been changed to conform to the current period's presentations.

7. Subsequent events

Subsequent to September 30, 2003, the Company issued 143,750 common shares for property payments on the Great Western, Tough Nut and Daylight claim groups and $78,750 in cash payments on the Kena, Great Western, Tough Nut and Daylight claim groups pursuant to mineral property option agreements.

SULTAN MINERALS INC.

(an exploration stage company)

Schedules of Mineral Property Interests
(unaudited – prepared by management)

	September 30, 2003	December 31, 2002
Kena Property, British Columbia		
Acquisition costs		
Balance, beginning of year	$ 294,790	$ 151,517
Incurred during the year	55,032	161,597
Write-off during the year	--	(18,324)
Balance, end of year	349,822	294,790
Exploration and development costs		
Amortization	--	1,175
Assays and analysis	5,327	90,896
Drilling	4,327	278,050
Geological	47,283	405,199
Geophysical and line cutting	10,572	--
Site activities	1,642	21,733
Travel and accommodation	10,837	37,834
Trenching	7,585	--
Incurred during the year	87,573	834,887
Balance, beginning of year	1,974,956	1,140,069
Balance, end of year	2,062,529	1,974,956
	2,412,351	2,269,746
Jersey and Emerald Properties, British Columbia		
Acquisition costs		
Balance, beginning of year	662,946	662,120
Incurred during the year	824	826
Balance, end of year	663,770	662,946
Exploration and development costs		
Assays and analysis	--	106
Geological	1,779	4,873
Site activities	4	25,050
Transportation	75	--
Incurred during the year	1,858	30,029
Balance, beginning of year	1,248,763	1,218,734
Balance, end of year	1,250,621	1,248,763
	1,914,391	1,911,709
Manitoba Property		
Exploration and development costs		
Geology	492	523
Geophysical and line cutting	2,042	--
Incurred during the year	2,534	523
Balance, beginning of year	523	--
Balance, end of year	3,057	523
Mineral Property Interests	$ 4,329,799	$ 4,181,978

SULTAN MINERALS INC.
QUARTERLY REPORT
September 30, 2003

Schedule B:

1. Analysis of expenses and deferred costs

See Schedules of Mineral Property Interests, and Statements of Operations and Deficit in the unaudited financial statements.

2. Related party transactions

See note 5 to the unaudited financial statements for the nine months ended September 30, 2003.

3. (a) Securities issued during the three months ended September 30, 2003

Date of Issue	Type of Security	Type of Issue	Number	Price ($)	Total Proceeds ($)	Type of Consider-ation	Commis-sion Paid
July 9, 2003	Common	Property payment	50,000	0.195	9,750	Property payment	Nil
July 23, 2003	Common	Fractional rounding	137	--	--	Fractional rounding	Nil
August 11, 2003	Common	Private placement	1,250,000	0.20	250,000	Private placement	Nil

(b) Options granted during the three months ended September 30, 2003

Nil

4. (a) Authorized Capital

500,000,000 common shares without par value.
50,000,000 preferred shares without par value.

(b) Issued and Outstanding Capital at September 30, 2003

38,887,331 common shares are issued and outstanding. See note 4 to the unaudited financial statements for the nine months ended September 30, 2003, attached in Schedule A.

(c) (i) Stock Options Outstanding

No. of Shares	Exercise Price ($)	Expiry Date
50,000	0.21	August 25, 2004
675,000	0.15	April 14, 2005
640,000	0.21	August 31, 2006
751,000	0.40	October 19, 2006
775,000	0.32	May 16, 2007
2,891,000		

(ii) Warrants Outstanding

See note 4 to the unaudited financial statements for the nine months ended September 30, 2003, in Schedule A.

(d) Shares in Escrow

None.

5. List of Directors and Officers

Frank A. Lang, Chairman and Director
Ben Ainsworth, Director
Sargent H. Berner, Director
Arthur G. Troup, President, CEO and Director
Shannon Ross, Secretary and CFO

Schedule C: Management Discussion and Analysis

Property Review

THE KENA GOLD PROPERTY, BC:

In 2002, exploration of the Kena Property in the Kootenay District of British Columbia centred on the Gold Mountain Zone where porphyry related gold mineralization was identified by diamond drilling in 2001. Field programs involved testing the Gold Mountain Zone and surrounding areas of the property in search of high-quality and long-life ore bodies. The mineralized zones were traced out with geology, geophysics and geochemistry, and tested with 83 diamond drill holes. During the nine months ended September 30, 2003 ("fiscal 2003"), a compilation of reports for the 2002 drilling program was completed and analyzed. From this analysis, exploration programs for 2003 were planned.

Geophysical and geological surveys show an 18 kilometre long, gold bearing, alteration corridor that trends northwest along the length of the property. Within this alteration corridor, geochemistry shows several centres of strong gold soil anomalies enclosed by an extensive zone of gold enrichment that is more than 8 kilometres long and more than 1 kilometre wide. The Gold Mountain Zone is located over the northern end of this alteration corridor.

Diamond drilling on the Gold Mountain Zone successfully identified four important styles of mineralization, which hold potential for both large open-pit gold deposits as well as very high-grade, underground mining targets. Of particular interest were high-grade assays obtained from three diamond drill holes that intersected the centre of the northwest trending geophysical and geochemical corridor located 350 metres west of the Gold Mountain Zone discovery area. With gold intersections ranging from 11.82 grams/tonne to 34.44 grams/tonne along a 2.0 kilometre long section of the structural corridor, these three holes suggest that a previously unrecognized high-grade feeder zone may be present.

As a result of the important geological knowledge gained from the 2002 work program, several additional contiguous prospective properties were acquired along the important structural corridor. With these acquisitions, Sultan's land holdings now total 80 square kilometres covering a strike length of almost 20 kilometres.

In September 2002 Sultan entered into an agreement (the "Agreement") with Kinross Gold Corporation ("Kinross") where Kinross undertook to fund not less than $500,000 in expenditures on or before December 31, 2002, and an additional $500,000 in expenditures by September 4, 2003, on the Kena Gold Property. This was to be the first-stage expenditures under the Agreement, whereby Kinross was to earn a 60% interest in the Kena Gold Property. Further expenditures of $9 million over a five-year period ending September 30, 2007, would have given Kinross a 60% interest in the property. Expenditures were to total $4 million by September 4, 2005, with an additional $6 million thereafter.

Sultan acted as project operator and manager and received a fee of 10% of the direct costs incurred over the period to June 2003 when Sultan and Kinross agreed to discontinue the Agreement entered into in September 2002. At the time of the discontinuance of the Agreement, Kinross had incurred expenditures of $973,780. While Kinross was prepared to honour its commitment, it was agreed that termination of the option agreement at this time was preferable, having regard to Kinross' change in corporate objectives since its merger with TVX and Echo Bay, as well as financial commitments elsewhere.

In order to facilitate the continued exploration and development of the Kena Property, Sultan and Kinross have mutually agreed to terminate the Agreement by payment from Kinross of 50% of the outstanding balance of the minimum expenditure commitment. As Sultan is well funded, this arrangement has allowed Sultan to immediately proceed with exploration of the Kena Property.

Sultan has enjoyed its working relationship with Kinross and appreciates the assistance that Kinross has provided in advancing the Kena project. As well, Kinross has offered to introduce Sultan to other potential partners for the project.

Phase I of the 2003 program planned in consultation with Kinross' geologists commenced in June 2003. The Phase I trenching program focused on four important, wide-spaced, gold intersections identified by diamond drilling along the recently identified high-grade gold corridor. Trenching was also carried out above the bonanza-grade gold shoots intersected in the Gold Mountain Zone discovery area where values of 172.1 g/t and 240.1 g/t were intersected. This work allowed the mineralizing structures to be identified, mapped and sampled in order to define drill collar locations for Phase II diamond drilling.

The high-grade corridor was only recently recognized, when results of an airborne geophysical survey completed in November 2002 were compared with results of the final holes of a diamond-drilling program completed in December 2002. Three diamond drill holes, 01GM-20, 02GM-53 and 02GM-62, put in west of the Gold Mountain Zone discovery area intersected high-grade gold mineralization along a prominent structural corridor marked by a magnetic low. These previously reported holes, tested a 1.9 kilometre strike length of the magnetic corridor, which appears to extend a distance of 5 kilometres to the South Gold Zone where another high-grade intersection was obtained from hole 02SG-04. Please visit the Company's website at www.sultanminerals.com to view the map.

The following table summarizes the previously reported gold assays from the four diamond drill holes that intersected this corridor.

HOLE #	FROM (m)	TO (m)	WIDTH (m)	GOLD (g/t)
01GM-20	64.00	66.00	2.00	15.56
02GM-53	122.00	124.00	2.00	11.82
02GM-62	80.97	83.00	2.03	34.44
02SG-04	53.00	58.00	5.00	8.10
including	54.00	56.00	2.00	12.63

Dosenberger Excavating of Balfour, BC, carried out the June 2003 trenching program. The first trench over diamond drill hole 02GM-62, located near the north end of a strong magnetic corridor which trends through the property for over 10 kilometres, intersected several narrow (1-3 centimetre wide) quartz veinlets trending parallel to a 4.5 metre wide mafic dyke which follows the magnetic structure. These quartz veinlets contain coarse visible gold.

Trenching was also carried out on the Gold Mountain Zone discovery area in order to obtain geological information on the nature of several Bonanza grade intersections discovered in 2001 and 2002. The previously reported Bonanza grade intersections in the Discovery area that were followed up during the current trenching program are shown below.

HOLE #	FROM (M)	TO (M)	WIDTH (M)	GOLD (G/T)
01GM-03	48.77	50.00	1.23	240.07
01GM-03	74.00	76.00	2.00	29.84
01GM-08	204.00	206.00	2.00	172.10
02GM-10ext	256.00	258.00	2.00	17.66
02GM-28	48.00	51.35	3.35	16.35
02GM-33	9.00	13.00	4.00	19.66
02GM-35	117.00	119.00	2.00	15.03
02GM-39	30.00	32.00	2.00	16.69

The trenching program successfully located the surface exposures of the ore controlling structures that were intersected in drill holes along the magnetic corridor. At surface the structures were found to be badly decomposed and leached due to surface weathering but elevated gold assays were obtained from the structures confirming their importance to ore emplacement. Trench 03TR-7, located 235 metres along strike from diamond drill hole 02GM-62, returned the only economic gold assays. In this trench chip samples, taken across a 4 metre wide section that contained quartz veinlets with coarse visible gold, assayed 35.26 g/t gold. This included a 2 metre wide section that carried 66.83 g/t gold.

TRENCH #	FROM (m)	TO (m)	WIDTH (m)	GOLD (g/t)
03TR-7	17.3	21.3	4.0	**35.26**
Including	17.3	19.3	2.0	**66.83**
And	19.3	21.3	2.0	**3.69**

Twenty trenches were excavated around the four diamond drill holes that intersected the high-grade gold corridor. In conjunction with the trenching program, consulting geologist Dr. Trygve Hoy was commissioned to undertake a detailed mapping program along the high-grade corridor. Dr. Hoy's study involved identifying and mapping structures found in trenches, drill core and surface outcrops in order to better understand the regional and local controls to gold mineralization and to suggest areas for continued exploration. The study is now complete and Dr. Hoy's preliminary report states that four structural events have been recognized on the Kena Property. These may be described as Phase 1, Phase 2, Phase 3 and Phase 4 structures.

Dr. Hoy concludes that on a regional scale, gold appears to be mainly controlled by proximity to the Elise volcanic – Silver King intrusive contact and a regional magnetic low that appears to reflect a north-northwest trending structural zone marked by Phase 2 shears. This zone crosses the northern part of the Silver King intrusive, trends through the Gold Mountain Discovery Area and extends southward along the

margin of the Silver King intrusive to the South Gold Zone. Also on a regional scale this magnetic low feature coincides with areas that are cut by late, northeast trending, Phase 3 fractures or fault zones. The study found that the Phase 2, Phase 3 and late north-northwest trending Phase 4 structures are important in locally upgrading gold zones. The report concludes that "gold within the Gold Mountain Zone and its northern extension appears to mainly reflect higher gold content within an original pyrite-K-feldspar-gold zone, within a porphyry system, developed in the upper part of the Silver King intrusion. However, gold content appears to have been upgraded locally by brittle, northwest trending Phase 2 structures that are associated with magnetite reduction and pyrite introduction. On a regional scale this Phase 2 magnetite destruction coincides, at least in part, with the prominent magnetic low corridor."

The report recommends that more detailed mapping in the main mineralized area (the Gold Mountain Zone) and in the South Gold Zone should be done. "This work will incorporate previous mapping information as well as information obtained from trench mapping, alteration and structural studies and drill data. This will more clearly define controls of gold mineralization in the target areas and help direct further trenching and drilling."

A 1500-metre diamond-drill program was completed on the Kena Property in November 2003. The drill program's focus was on expanding gold mineralization along the recently identified gold bearing structural corridor on Gold Mountain and on the historic Kena Gold Zone. The recently completed trenching and mapping programs located the structure believed responsible for the gold mineralization along this corridor. The planned drill holes were designed to expand and test the strike and depth continuity of high-grade gold mineralization identified by previous drilling in four locations along this corridor (see News Release dated June 18, 2003). Results from the drilling program are pending and will be resulted when compilation is complete.

An in-house modeling program has identified 14 locations within the Kena Gold Zone that require additional drilling of short holes prior to having an independent qualified person begin resource calculations. The planned program also calls for the completion of six diamond drill holes along the structural corridor identified by an airborne geophysical survey in late 2002. The recently completed trenching and mapping programs have located the structure believed responsible for the gold mineralization along this corridor. The drill holes are designed to expand and test the strike and depth continuity of high-grade gold mineralization identified by previous drilling in 4 locations along this corridor (see News Release dated June 18, 2003).

Athabasca Mine

In March 2003 Sultan Minerals optioned the historic Athabasca mine located 3.0 kilometres north of the Gold Mountain Discovery Zone. BC Government records state that historic production from the mine totalled 20,000 tonnes averaging 31.2 g/t gold, 10 g/t silver and minor lead, zinc and copper values. During the above exploration program chip samples were collected at 8 locations along the surface trace of the Athabasca vein. The sample results confirmed the gold bearing nature of the vein but because of loss of gold due to surface weathering most of the samples assayed much lower than the reported production grade.

The following table shows the results of this preliminary chip-sampling program.

ATHABASCA VEIN CHIP SAMPLES

SAMPLE #	CHIP WIDTH (cm)	GOLD (g/t)
03AJ-3	**32**	0.02
03AJ-4	**57**	82.11
03AJ-5	**80**	9.33
03AJ-6	**38**	0.23
03AJ-7	**20**	0.94
03AJ-8	**60**	1.94
03AJ-9	**30**	0.30
03AJ-10	**35**	6.52

Geophysical Program

Peter E. Walcott and Associates (geophysical contractor) was contracted to undertake a 12 line-kilometre ground magnetic survey over the northern portion of the Kena Property. The purpose of this work was to trace the important magnetic corridor north to the vicinity of the Athabasca mine workings. Initial work is focused on completion of the ground magnetic survey to tie in the northern extension of the previously defined high-grade magnetic corridor with the historic Athabasca Mine workings located approximately 3 kilometres along strike to the north. The majority of this survey was completed prior to the forest closure during the summer season, with only tie lines remaining to be run.

During the three months ended September 30, 2003, Sultan renegotiated an option agreement with Arbutus Resources Ltd. ("Arbutus") of Vancouver, British Columbia to acquire the Silver King Claim Group of properties located adjacent to and contiguous with its Kena Property. This agreement provides a more favourable payment schedule than the original agreement, which had been terminated.

The Properties optioned from Arbutus consist of 24 crown grants and six claims held by record. The terms of the option are that Sultan must make total cash payments of $140,000 ($5,000 paid) and issue 250,000 common shares (50,000 issued) to Arbutus over a four-year period from the date of regulatory approval of the agreement, which was July 9, 2003. In addition to the above, Sultan must also make a cash payment to Arbutus in 2007 equal to the greater of (a) 120% of the 2007 assessed value of the surface rights for seven claims issued by the British Columbia Assessment Authority in late 2006 or (b) $240,000. In exchange for the above cash and share payments, and at the end of the four year payment period, Sultan will have the exclusive right and option to earn 100% interest in the Properties, subject only to royalties payable to Arbutus, of 3.0% net smelter returns ("NSR") from production with a minimum annual royalty payment of $40,000 (indexed to Statistics Canada Consumer Price Index using 2003 as a base year) and a further 200,000 common shares of Sultan, due upon receipt of a positive feasibility study on commencement of commercial production. Sultan will have the right to purchase 50% of the above NSR from Arbutus for $1,000,000 upon commencement of commercial production, at which time the minimum per year royalty payable to Arbutus would be reduced to $20,000 (indexed to Statistics Canada Consumer Price Index using 2003 as a base year).

The Silver King Claim Group adjoins the Kena Gold Property and is located 1.5 kilometres southwest of the Gold Mountain discovery zone. This claim group hosts the historic Silver King Mine, which was discovered in the fall of 1886, and commencing after 1896 produced very rich silver-copper ore that gained fame in Canada, the United States and Britain. Production continued until October 1910 when the mine closed. Following the mine closure lessees carried out small-scale intermittent mining operations until 1958. During the early mine life ore was taken over a 7.2 kilometre tramway to the current location of Nelson, where it was processed in a 300 ton-per-day smelter. Production totalled 243,200 tons averaging approximately 665.15-g/t silver, 3.29% copper, 0.0069% lead, 0.0017% zinc and 0.043g/t gold.

OBJECTIVES FOR 2003

Kena Property 2003 Exploration Program
A two-phase exploration program is recommended for the Kena Property in 2003. The Phase I trenching is completed, detailed geological mapping and ground magnetometer surveying are underway. Trenching in the South Gold and Starlight Zones and diamond drilling in the Gold Mountain, South Gold and Great Western Zones was completed in November 2003. Preliminary work has also been recommended for three additional gold targets, the Tough Nut, Euphrates and Athabasca Zones. Phase II will consist of a large program of definition and pattern drilling, and is contingent upon the results of Phase I.

Emerald Tungsten Mine – British Columbia
Sultan's Emerald Tungsten Property, located near the community of Salmo in southeastern British Columbia, hosts the historic Emerald, Feeney and Dodger Tungsten Mines. This historic property was the largest tungsten producer in British Columbia and the second largest in Canada. The mine closed in 1973 due to low tungsten prices combined with new royalty laws that made the mine less profitable. A recent review of the property indicated potential for considerable additional reserves. In completing this review in 2002, Sultan entered more than 4,000 historic drill hole logs into a digital database. Regrettably, due to low tungsten prices, the Company has no immediate plans for this property.

Jersey Lead-Zinc Property – British Columbia
Sultan continues to hold its interest in the Jersey Property in southeastern British Columbia. This property hosts the former Jersey Mine, which produced 8,500,000 tons of lead-zinc-silver ore and was operated by Canadian Exploration Ltd. (now Placer Dome) until 1973.

Previous work by Sultan has identified a 10-metre wide by 1,900 metre long gold bearing horizon situated adjacent to the historic mine workings. This zone, termed the Bismuth Gold Zone, was drilled by Sultan from 1994-97 and showed an average grade of 2.5 g/t gold. Also, a large zinc soil anomaly, situated 3.0 kilometres south of the former mine, has been identified and exhibits many characteristics of a classic Sedex style target. This property is presently on hold.

The Jersey and Emerald properties will continue to be reviewed and evaluated with respect to metals prices. The status of the property will continue to be evaluated on a quarterly basis.

Manitoba Nickel Property - Manitoba
In its persistent search for new and significant opportunities, Sultan acquired a 30,000-hectare mineral lease in northern Manitoba in February 2003. The property is entirely covered by unconsolidated tills, alluvial sediments and a thin veneer of Paleozoic sediments. Beneath the surficial cover, the geology is believed to consist of rocks belonging to the extension of the prolific Thompson Nickel Belt and the Raglan Nickel Belt. The property lies along strike from a large, nearby nickel prospect currently being explored by Falconbridge Ltd. in a joint venture with Donner Minerals Ltd. The Falconbridge-Donner partnership has announced a proposed $1,000,000 two-phase exploration program for its nearby property.

Sultan is currently seeking a joint venture partner to assist in flying an airborne geophysical survey that would define targets for eventual diamond drill testing.

SULTAN MINERALS INC.
Quarterly Report – September 30, 2003

Management Discussion and Analysis of Financial Condition
For The Nine Months Ended September 30, 2003 and 2002

Overview

Sultan's principal business is the exploration and development of mineral properties. Sultan is continually investigating new exploration opportunities, and mineral exploration is carried out on properties identified by management as having favourable exploration potential. Projects are advanced to varying degrees by prospecting, mapping, geophysics and drilling until a decision is made, either that the property has limited exploration potential and should be abandoned or that work on the property has reached a stage where the expense and risk of further exploration and development are warranted. Sultan has no source of revenue. Interest earned on excess cash is incidental income and is offset against general and administrative expenses. As a result, the Company periodically seeks financing to continue the exploration and development of its mineral properties. Although the Company has been successful in raising funds to date, there can be no assurances that additional funding will be available in the future. The mineral exploration business is high risk and most exploration projects do not become mines.

Nine Months Ended September 30, 2003 ("fiscal 2003"), Compared to Nine Months Ended September 30, 2002 ("fiscal 2002")

Operating Results

For fiscal 2003, Sultan incurred a loss of $268,445 ($0.01 per common share) compared to a loss of $283,166 ($0.01 per common share) for fiscal 2002. Sultan has unrestricted working capital of $458,931 as at September 30, 2003, as well as $205,963 in cash that must be used for exploration activity in Canada.

Expenses

General and administrative expenses totalled $292,053 in fiscal 2003 as compared to $294,214 in fiscal 2002.

Management fees of $22,500 were paid to Lang Mining Corporation ("Lang Mining") in fiscal 2003, a private company owned by the Chairman and a director of the Company for the services as Chairman and director. No management fees were paid in fiscal 2002.

Commencing August 1, 2001, office, administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC"), a private company held by Sultan and other public companies, on a full cost recovery basis to the various public entities currently sharing office space with Sultan.

Legal, accounting and audit expenses of $28,129 were incurred in fiscal 2003 compared to $22,640 in fiscal 2002. Legal, accounting and audit costs were higher in fiscal 2003 than in fiscal 2002 due to increased audit fees and additional legal fees with respect to regulatory activities and the formalization of a stock option plan.

Office and administration costs of $23,239 were incurred in fiscal 2003 compared to $11,447 in fiscal 2002, due to increased insurance costs and other general office costs.

Salaries and benefits of $117,628 were incurred in fiscal 2003 compared to $130,319 in fiscal 2002. The activity level in fiscal 2003 was lower due to the fire hazards in southern British Columbia, which prohibited exploration activity, thus decreasing administrative activities.

Shareholder communications costs of $86,483 were incurred in fiscal 2003 compared to $110,551 in fiscal 2002. In fiscal 2002, Sultan hired a media relations' consultant to assist with the increased media attention related to the exploration on the Kena Property located near Ymir, British Columbia at a cost of $28,880 to the Company. There was no comparative expenditure in fiscal 2003. In fiscal 2003 the Company hired Windward Communications to provide investor relations services and $30,921 was expended. There were no investor relations services contracted in fiscal 2002. Transfer agent and filing fees of $14,321 were expended in fiscal 2003 compared to $16,126 in fiscal 2002.

The Company expects administration expenses for fiscal 2003 to remain at approximately the same level as fiscal 2002.

Sultan recovered overhead from Kinross of $6,671 in fiscal 2003 compared to $5,227 in fiscal 2002 for acting as the operator for the 2002-2003 work program.

Property investigation costs of $3,993 were incurred in fiscal 2003 compared to $13,088 in fiscal 2002. The Company is continually reviewing mineral properties for possible acquisition and costs related to these investigations will vary depending on the complexity, stage and location of the property being reviewed.

Three Months Ended September 30, 2003 ("Sept Quarter 2003"), Compared to Three Months Ended June 30, 2003 ("June Quarter 2003"), March 31, 2003 ("March Quarter 2003"), and September 30, 2002 ("Sept Quarter 2002")

Operating Results

For the Sept Quarter 2003, Sultan incurred a loss of $59,583 ($0.00 per common share) ($133,514 ($0.00 per common share) June Quarter 2003; ($74,343 ($0.00 per common share) March Quarter 2003); $75,843 ($0.00 per common share) for Sept Quarter 2002.

Expenses

Legal, accounting and audit expenses of $2,366 were incurred in Sept Quarter 2003 compared to ($22,427 - June Quarter 2003; $3,337 - March Quarter 2003; $6,428 - Sept Quarter 2002). Legal costs were lower in September Quarter 2003 than in comparative periods due to reduced activity in the third quarter as the audit and annual general meeting were completed in June Quarter 2003.

Office and administration costs of $4,723 were incurred in Sept Quarter 2003 compared to: ($12,963 - June Quarter 2003; $5,554 - March Quarter 2003; $4,730 - Sept Quarter 2002).

Salaries and benefits of $21,413 were incurred in Sept Quarter 2003 compared to ($56,045 - June Quarter 2003; $40,169 - March Quarter 2003; $42,275 - Sept Quarter 2002). The overall activity level was lower in Sept Quarter 2003 due to the fire hazards in British Columbia. No exploration activity was undertaken during that period, and as a result, processing of invoices and other administrative activities also decreased.

Shareholder communications costs of $25,507 were incurred in Sept Quarter 2003 compared to ($38,992 - June Quarter 2003; $21,985 - March Quarter 2003; $25,094 - Sept Quarter 2002). In fiscal 2002, Sultan hired a media relations consultant to assist with the increased media attention related to the exploration on the Kena Property located near Ymir, British Columbia. The media relations costs total $Nil in fiscal 2003 ($Nil in March Quarter 2003; $6,000 in Sept Quarter 2002). In fiscal 2003 The Company hired Windward Communications to provide investor relations services and $9,401 was expended in Sept quarter 2003 ($9,638 - June Quarter 2003; $8,687 - March Quarter 2003), with no comparative expenditure in Sept Quarter 2002. Transfer agent and filing fees of $1,415 were incurred in Sept Quarter

2003 compared to ($12,448 – June Quarter 2003; $5,250 - March Quarter 2003; $9,425 - June Quarter 2002) are also included in shareholder communications costs. The Company expects expenses for fiscal 2003 to remain at the same level as fiscal 2002, unless overall exploration activity carried out by the Company in fiscal 2003 changes significantly from fiscal 2002.

Sultan has recovered overhead of $ Nil in Sept Quarter 2003 compared to: ($2,032 – June Quarter 2003; $4,639 - March Quarter 2003; $5,227 in Sept Quarter 2002) from Kinross for acting as the operator for the 2002-2003 work program. The Kinross agreement was signed in September 2002, and Sultan was the operator of the exploration program for Kinross commencing in Sept Quarter 2002.

Property investigation costs of $1,269 were incurred in Sept Quarter 2003 compared to ($2,250 - June Quarter 2003; $474 - March Quarter 2003; $454 - Sept Quarter 2002). The Company is continually reviewing mineral properties for possible acquisition and costs related to these investigations will vary depending on the complexity, stage and location of the property being reviewed.

Financing Activities and Capital Expenditures

All of Sultan's cash and cash equivalents are held in redeemable certificates of deposit.

Under the terms of the Agreement with Kinross, Kinross expended $20,328 in June Quarter 2003 ($46,387 in March Quarter 2003; $52,267 in Sept Quarter 2002). Overhead recovery relating to these expenditures is discussed in the analysis of expenses above. Sultan did not expend significant amounts on any of its mineral properties in the three months ended September 30, 2003, due to the severe fire hazards in the British Columbia interior and the forest closure, nor were significant expenditures incurred in the three months ended June 30, 2003, and March 31, 2003. The Company's most active property, the Kena property, was under option to Kinross from September 2002 until June 2003. Property payments and share issuances on the properties that form the Kena Property remained the responsibility of Sultan and are not included in the expenditures paid by Kinross. During Sept Quarter 2003, Sultan incurred $14,767 in acquisition costs on the Kena property ($24,597 - June Quarter 2003; $15,668 - March Quarter 2003; $3,054 - Sept Quarter 2002). The acquisition costs include common shares issued at various prices and total $9,750 in Sept Quarter 2003 ($14,200 - June Quarter 2003; $10,500 in March Quarter 2003; $Nil in Sept Quarter 2002)

During fiscal 2003 the Company expended $142,605 in acquisition and exploration costs on the Kena property, $2,534 on its Manitoba property and $2,682 on the Jersey and Emerald properties compared to $885,600, $Nil and $5,855, respectively, in fiscal 2002. Exploration activity on the Kena Property in fiscal 2003 included $5,327 on assays and analysis, $47,283 on geological, $10,572 on geophysical and linecutting and $10,837 on travel and accommodation. In fiscal 2002, expenditures on the Kena Property included $90,223 on assays and analysis, $278,050 on drilling, $403,204 on geological activities including mapping and sampling, $21,879 on site activities and $35,173 on travel and accommodation. Exploration activity on the Kena property in fiscal 2003 did not start until after the termination of the Kinross Agreement, and significant activity could not be undertaken until near the end of Sept Quarter 2003 due to extremely dry weather conditions resulting in extreme fire hazards.

In February 2003, Sultan acquired a 30,000-hectare mineral lease in northern Manitoba. In March 2003, Sultan also entered into an option agreement to acquire the Athabasca Claim Group property consisting of ten reverted crown grants and three located claims, located near Nelson, British Columbia. The agreement allows Sultan to obtain a 100% interest in the property by making payments of $50,000 ($5,000 paid) and issuing 200,000 common shares (50,000 issued) to the Optionor over a three-year period. Upon completion of the obligations, Sultan will hold a 100% interest in and to the property subject only to a 3.0% NSR from the production of gold and silver and a 1.5% NSR from the production

of other metals. Sultan has the right to purchase 67% of the NSR by the payment of $1,000,000 to the Optionor upon the commencement of commercial production.

In November 2003 the Company fully exercised its option under its agreement dated October 14, 1999, to acquire a 100% interest in the initial Kena Property consisting of 39 mineral claims and 20 mineral units, in the area of Nelson, British Columbia.

Pursuant to the terms of the Agreement, the Company paid the optionors a total of $110,000 and issued to them a total of 200,000 common shares in the capital of the Company over a four-year period from 1999 to 2003. The Company was also required to incur exploration expenses on the Kena Property of $600,000. To date over $3,100,000 has been expended on the Kena Property.

The Company now holds a 100% interest in the Kena Property subject only to a 3.0% Net Smelter Return royalty from the production of gold and silver and a 1.5% Net Smelter Return royalty from the production of other metals (collectively the "NSR"). Sultan has the right to purchase 1/2 of the NSR by the payment of the greater of 7,000 ounces of gold or $2,000,000 to the Optionor upon the commencement of commercial production.

All property payments and share issuances have been made on all of the Company's mineral property interests. Share issuances are required to be made on several properties throughout the year. The share price recorded for the property acquisition is the closing price of the Company's shares on the TSX Venture Exchange on the date that the share payment is due.

During the nine months ended September 30, 2003, 15,000 stock options were exercised at $0.15 to provide $2,250 to the Company.

During the nine months ended September 30, 2003, Sultan completed a brokered private placement of 2,500,000 units at a price of $0.20 per unit, for net proceeds of $428,650. Each unit is comprised of one common share and a one-half of a non-transferable share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share of the Company until September 30, 2004, at an exercise price of $0.25. In consideration for arranging the private placement, the agent received a $45,000 commission, a $5,000 administration fee and a corporate finance fee of 50,000 common shares, at a value of $10,500. The agent also received non-transferable agent's warrants exercisable to purchase up to 375,000 common shares at an exercise price of $0.25 until September 30, 2004.

A non-brokered private placement was also completed with several placees for the issue of 1,250,000 flow-through units at $0.20 per unit for net proceeds of $231,826. Each unit is comprised of one flow-through common share and one-half of one share purchase warrant. Each whole warrant is exercisable to acquire one additional common share of Sultan at an exercise price of $0.24 until February 11, 2005. A finder's fee consisting of a cash payment equal to 8% of the gross proceeds derived from the private placement was paid, and 125,000 non-transferable compensation warrants (equal to 10% of the total number of units sold, expiring February 11, 2005 at an exercise price of $0.24. Proceeds from the private placement are to be used to fund exploration programs in British Columbia and Manitoba.

Risks and Uncertainties

All of Sultan's current exploration projects are located in Canada where the currency is relatively stable. None of Sultan's exploration projects have any identifiable ore reserves as defined under National Instrument 43-101 and all are currently in the early to advanced exploration stage.

Sultan has no source of revenue other than minor interest income from excess cash balances on hand. A mining project can typically require five years or more between discovery, definition, development and construction. As a result, no production revenue is expected from any of Sultan's exploration properties within that time frame.

All of Sultan's short to medium-term operating and exploration cash flow must be derived from external financing. Sultan believes it will be able to raise sufficient capital to fund ongoing operations for at least the next year. Actual funding may vary from what was planned due to a number of factors, the most significant of which would be the progress of exploration and development on its current properties. In the event that changes in market conditions prevent Sultan from receiving additional external financing if required, it will need to review its property holdings and prioritize project exploration with cash availability.

Outlook

For the remainder of fiscal 2003, Sultan will review its 2003 exploration activity on the Kena Property near Ymir, British Columbia, commence planning for the 2004 exploration season, and review the Manitoba property and the status of its Jersey and Emerald properties.

SULTAN MINERALS INC. SUL-TSX VENTURE
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 Email: info@sultanminerals.com

December 1, 2003

VIA SEDAR

British Columbia Securities Commission
PO Box 10142
Pacific Centre, 701 West Georgia Street
Vancouver, BC V7Y 1L2

Dear Sirs:

Re: Quarterly Report for the Period Ended September 30, 2003

Today, Sultan Minerals Inc. ("the Company") distributed its Quarterly Report for the period ended September 30, 2003, to shareholders appearing on the Company's supplemental mailing list.

Sincerely,

(signed)
"Rodrigo A. Romo"

Rodrigo A. Romo
Legal Assistant
for **Sultan Minerals Inc.**

cc: United States Securities and Exchange Commission – 12g3-2(b) #82-4741
cc: Alberta Securities Commission
cc: TSX Venture Exchange

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

1. **Sultan Minerals Inc.** (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on **December 18, 2003** of **50,000** common shares of the Company, **Sultan Minerals Inc.** was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at **Vancouver, British Columbia** this **18th** day of **December, 2003.**

SULTAN MINERALS INC.

"Shannon M. Ross"

By: ______________________________
Shannon M. Ross, Secretary & CFO

INSTRUCTIONS

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1 above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2 above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

December 1, 2003

Ticker Symbol: SUL-TSX Venture
SEC 12g3-2(b): 82-4741

SULTAN MINERALS THIRD QUARTER RESULTS

THE KENA GOLD PROPERTY, BC:

A 1500-metre diamond drill program was completed on the Kena Property in November 2003. The drill program's focus was on expanding gold mineralization along the recently identified gold bearing structural corridor on Gold Mountain and on the historic Kena Gold Zone. The recently completed trenching and mapping programs have located the structure believed responsible for the gold mineralization along this corridor. The drill holes were designed to expand and test the strike and depth continuity of high-grade gold mineralization identified by previous drilling in four locations along this corridor. Assay results are pending and will be released when completed.

Operating Results

In the nine months ended September 30, 2003, Sultan incurred a loss of $268,445 ($0.01 per common share), compared to $283,166 ($0.01 per common share) in the nine months ended September 30, 2002. Sultan has unrestricted working capital of $458,931 as at September 30, 2003, and $205,963 in restricted cash that is to be used for exploration activity eligible for flow-through. In the three months ended September 30, 2003, Sultan incurred a loss of $59,583 compared with a loss of $75,843 incurred in the three months ended September 30, 2002. The largest change in the quarterly results was a decrease in wages between 2002 of $42,275 to $21,413 in 2003. This is a direct result of the cessation of exploration activity in British Columbia in the summer exploration season due to the extreme fire hazards.

General and administrative expenses totalled $292,053 in the nine months ended September 30, 2003, compared to $294,214 in the nine months ended September 30, 2002.

During the three months ended September 30, 2003, Sultan completed a brokered private placement of 1,250,000 flow-through units at a price of $0.20 per unit, for net proceeds of $231,826. Each unit is comprised of one common share and a one-half of a non-transferable share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share of the Company until September 30, 2004, at an exercise price of $0.24 until February 11, 2005. A finder's fee consisting of a cash payment equal to 8% of the gross proceeds derived from the private placement was paid, and 125,000 non-transferable compensation warrants were issued.

Arthur G. Troup, P.Eng
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622, Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

December 4, 2003

Ticker Symbol: **SUL**-TSX Venture
SEC 12g3-2(b): 82-4741

SULTAN MINERALS EXPANDS GOLD MINERALIZATION AT KENA

Sultan Minerals Inc. (SUL-TSX Venture) is pleased to announce that it has now received the final assays for the 2003 diamond drilling program on its Kena Property, in the Kootenay District of British Columbia. Drilling focused on the Kena Gold Zone and the Gold Mountain Zone where previous drilling has discovered widespread concentrations of porphyry gold style mineralization. The recent drilling intersected and confirmed wide zones of gold mineralization.

In the majority of the holes drilled on the Kena Gold and Gold Mountain Zones, the entire length of the drill holes average from 0.3 g/t gold to greater than 1.0 g/t gold and often contain one or more 1-2 metre intercepts of 10 g/t gold or greater (see previous news releases from 2001-2002). The high-grade gold intervals can have an important positive impact on the overall grade of the surrounding low-grade porphyry mineralization.

In the recent program, holes 03GM-65 to 70 were put in between grid lines 21+00N and 24+00N in order to test the northern extension of the Gold Mountain Zone porphyry mineralization and a 34.44 g/t gold intersection obtained from a high grade shear structure intersected previously in hole 02GM-62. Holes 03GM-71 and 72 were located at 2+50N and 1+50N respectively, in order to define the orientation of the high-grade mineralization previously intersected in hole 02GM-53 on grid line 2+00N (see News Release dated June 18, 2003). Both of these areas occur along a northwest trending alteration corridor that is seen as a prominent magnetic low (see attached map). The recent drilling expands the known gold mineralization for over 1.0 kilometre to the north and 0.9 kilometres to the south of the Gold Mountain Zone discovery area which is centred on grid line 11+00N.

Holes 03KG-01 to 03KG-14 tested the Kena Gold Zone, which is located 2.5 kilometres south of the Gold Mountain Zone discovery area. Historic drilling, between 1974 and 1991, indicated a large area of 'low grade bulk tonnage' gold mineralization in the Kena Gold Zone. Recent modeling of the historic drill data by Sultan indicated that infill drilling was required in order to do preliminary resource calculations. These 14 short holes drilled on the Kena Gold Zone were located to better define the near surface porphyry gold mineralization over a portion of the Kena Gold Zone. Drill casings were left in most of the holes in order that the holes could be extended during the next phase of drilling. The deepest historic hole on the Kena Gold Zone was NK91-3 which averaged 0.42 g/t gold over its entire length of 351.4 metres.

A total of 1100 metres of NQ diamond drilling was completed in 22 short holes in the recent drill program. Results are tabulated below.

HOLE #	FROM (m)	TO (m)	WIDTH (m)	AU (g/t)
02GM-53*				
partial hole	**44.00**	**230.00**	**186.00**	**0.35**
including	117.00	119.00	2.00	**6.18**
and	122.00	124.00	2.00	**11.82**
02GM-62*				
entire hole	**3.04**	**133.20**	**130.16**	**0.68**
including	80.97	83.00	2.03	**34.44**

HOLE #	FROM (m)	TO (m)	WIDTH (m)	AU (g/t)
03GM-65				
entire hole	**1.22**	**110.64**	**109.42**	**0.52**
including	8.34	17.00	8.66	**3.57**
including	8.34	9.34	1.00	**6.09**
and	9.34	11.00	1.66	**5.50**
and	16.00	17.00	1.00	**14.66**
03GM-66				
entire hole	**0.91**	**38.10**	**37.19**	**0.40**
and	25.00	27.00	2.00	**2.01**
03GM-67				
entire hole	**0.91**	**49.68**	**48.77**	**0.38**
including	0.91	3.00	2.09	**1.85**
and	17.00	19.00	2.00	**2.17**
03GM-70				
entire hole	**2.13**	**77.11**	**74.98**	**0.39**
including	24.00	26.00	2.00	**2.29**
and	58.00	60.35	2.35	**2.01**
03GM-71				
entire hole	**4.72**	**63.70**	**58.98**	**1.15**
including	42.00	43.00	1.00	**1.55**
and	43.00	44.00	1.00	**40.66**
and	58.00	60.00	2.00	**1.66**
and	60.00	62.00	2.00	**6.12**
03KG-01				
entire hole	**1.70**	**43.60**	**41.90**	**0.86**
including	29.00	41.00	12.00	**1.72**
and	29.00	33.00	4.00	**2.64**
03KG-02				
entire hole	**0.60**	**33.50**	**32.90**	**0.74**
including	10.00	12.00	2.00	**2.54**
and	14.00	16.00	2.00	**2.85**
03KG-03				
entire hole	**1.80**	**49.70**	**47.90**	**0.45**
03KG-04				
entire hole	**2.10**	**30.50**	**28.40**	**0.41**
03KG-05				
entire hole	**0.60**	**53.30**	**52.70**	**0.88**
including	4.00	6.00	2.00	**3.48**
and	32.00	34.00	2.00	**5.65**
03KG-06				
entire hole	**1.60**	**34.10**	**32.50**	**0.36**
03KG-07				
entire hole	**0.91**	**46.60**	**45.69**	**0.47**
and	37.00	38.00	1.00	**1.68**
and	45.00	46.60	1.60	**3.37**
03KG-08				
entire hole	**1.80**	**64.30**	**62.50**	**0.40**
03KG-09				
entire hole	1.80	54.90	53.10	0.29

HOLE #	FROM (m)	TO (m)	WIDTH (m)	AU (g/t)
03KG-10				
entire hole	**4.90**	**41.10**	**36.20**	**0.38**
03KG-11				
entire hole	**1.80**	**48.80**	**47.00**	**0.71**
including	23.00	25.00	2.00	**1.98**
and	41.00	43.00	2.00	**1.75**
and	43.00	45.00	2.00	**2.67**
03KG-12				
entire hole	**2.70**	**44.20**	**41.50**	**0.56**
03KG-13				
entire hole	**1.80**	**32.00**	**30.20**	**0.36**
03KG-14				
entire hole	**1.80**	**23.30**	**21.50**	**0.48**

* = previously reported

Drill hole 03GM-65, which returned 14.66 g/t gold over 1 metre was drilled below trench 03TR-7 where chip sampling returned 66.83 g/t gold across a 2 metre zone (see News Release dated September 8, 2003). This drill hole and trench are located 235 metres along the strike of a shear structure from previous drill hole 02GM-62 which returned 34.44 g/t gold over 2.03 metres.

Drill hole 03GM-71, which returned 40.66 g/t gold over 1 metre, is a 54 metre northerly step out from previous drill hole 02GM-53 that returned 11.82 g/t gold over 2 metres.

Computer modeling and generation of block level plans and sections has been completed for all drill holes over the Gold Mountain Zone. Similar studies will be done on the Kena Gold Zone when the historic data has been updated with the new drill data. It is anticipated that preliminary resource calculations will be completed by early 2004, and will lead to recommendations for infill and expansion drilling for both zones.

Arthur G. Troup, P.Eng.
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com



Athabasca Zone
GOLD MOUNTAIN NORTH ZONE
Gold Mountain Zone Discoverty Area
GOLD MOUNTAIN SOUTH ZONE
Gold Creek
KENA GOLD ZONE
480000E
N
Silver King Porphyry Unit
South Gold Zone
Center of Magnetic Corridor
5 Kilometres
Elise Volcanics
Kena Property Claim Boundary
5470000N
03TR-7
66.83 g/t Au
over-2-metres
03GM-68,69
03GM-66
03GM-65 14.66 g/t Au over 1 metre
03GM-70
02GM-62 34.44 g/t Au over 2 metres
Road
Center of Magnetic Corridor
01GM-20 15.56 g/t Au over 2 metres
Gold Mountain Zone
0
500
metres
03GM-71
40.66 g/t Au over 1 metre
02GM-53 11.82 g/t Au over 2 metres
03GM-72
03KG-06
03KG-11
03KG-03
03KG-07
03KG-12
03KG-02
03KG-01
03KG-05
03KG-10
Road
03KG-04
03KG-09
03KG-08
03KG-13
03KG-14
Kena Gold Zone
0
100
metres
Legend
Mineralized Showing
Kena Property Boundary
03KG-06 Drill Hole Location
03TR-7 66.83 g/t Au Drill Hole Location with Assay
0
2000
metres
Geology After Hoy & Andrew (1989)

SULTAN MINERALS INC.

TSX-V: SUL

KENA PROPERTY, BC

DRILL HOLE LOCATION MAP